(d)(10)(ii)

March 15, 2013

Ms. Erin Brenner

Schroder Investment Management North America Inc.

875 Third Avenue

22nd Floor

New York, NY 10022

Dear Ms. Brenner:

On Thursday, March 7, 2013, the Board of Trustees (the “Board”) of ING Mutual Funds voted to replace Schroder Investment Management North America Inc. (“Schroder”) as Sub-Adviser to ING International Small Cap Fund (the “Fund”) and to terminate the Sub-Advisory Agreement (the “Agreement”) with Schroder in accordance with Section 17 of the Agreement, effective at the close of business on April 14, 2013.

Pursuant to Section 17 of the Agreement, it may be terminated with respect to the Fund at any time, without penalty, by the Board, upon 60 days’ written notice. By signing below, you hereby agree to waive Schroder’s right to the 60 days’ prior notice of termination that is contemplated under Section 17 of the Agreement.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.

Very truly yours,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
ING Mutual Funds

ACCEPTED AND AGREED TO:

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz

Name:	Mark A. Hemenetz

Title:	Chief Operating Officer	, Duly Authorized